UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Genius Sports Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G3934V109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Mark Locke
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 21,607,560
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,607,560
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,607,560 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i) 20,074,371 ordinary shares, (ii) 47,086 ordinary shares issuable within 60 days of December 31, 2022 in respect of Restricted Stock Units (“RSUs”) and (ii) 1,486,103 unvested restricted shares.

(2)

Calculated based on (i) 206,618,562 ordinary shares outstanding as of January 18, 2023, as reported on the Issuer’s 424(b)(3) prospectus, filed on January 20, 2023 and (ii) 47,086 ordinary shares issuable within 60 days of December 31, 2022 in respect of the RSUs.

Item 1(a).	Name of Issuer:

Genius Sports Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Bloomsbury Way, 9th Floor London, United Kingdom WC1A 2SL

Item 2(a).	Names of Person Filing:

This statement is filed by Mark Locke, referred to herein as a “Reporting Person”:

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

c/o Genius Sports Group 9th Floor, 10 Bloomsbury Way London, WC1A 2SL

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share

Item 2(e).	CUSIP Number:

G3934V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership.

(a)   Amount beneficially owned:

See response to Item 9 on the cover page.

(b)  Percent of Class:

See response to Item 11 on the cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)  Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The Reporting Person holds the securities reported herein directly. This Statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Mark Locke
Name: Mark Locke